Exhibit 4.34

CHARTERER PERFORMANCE GUARANTEE
IN RESPECT OF THE BAREBOAT CHARTER PARTY (BARECON 2017)
DATED 05 March 2025
MV HULL H1597 tbn “P. MARSEILLE’’

05 March 2025

To: T.A.C.K. SHIPPING, S.A.
From: Performance Shipping Inc. (“Guarantor”)
Reference is made to Barecon 2017 Bareboat Charter Party and the rider clauses and annexures thereto, dated 05 March 2025 (as amended from time to time, hereinafter referred to as the “Bareboat Charter Party”), between GUADELOUPE COMPANY INC. (hereinafter referred to as “Charterers”) and T.A.C.K. SHIPPING, S.A. (hereinafter referred to as “Owners”).

1.
In consideration of the Owners entering into the Bareboat Charter Party with the Charterers, we, Performance Shipping Inc., a company organized and existing under the laws of the Marshall Islands having our registered office at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, The Marshall Islands MH 96960, and being the parent company of the Charterers, irrevocably and unconditionally guarantee to the Owners and their successors, transferees and assigns the due and punctual performance of all present and future obligations of the Charterers under the Bareboat Charter Party.

2.
If at any time, the Charterers default in the performance of any terms, provisions, conditions and obligations under the Bareboat Charter Party, we, Performance Shipping Inc. will as primary obligor and not merely as a surety perform or cause to be performed each and every one of the terms, provisions, conditions and obligations of the Charterer under the Bareboat Charter Party and will pay on demand any sum in connection with non-performance by the Charterers of any of the terms, provisions, conditions and obligations under the Bareboat Charter Party that is not paid when it is due and payable.

3.
Any demand made by the Owners under this Performance Guarantee shall be made in writing signed by an authorized signatory of the Owners and shall specify the default of the Charterers and shall be accompanied by a copy of the notice of such default served on the Charterers by the Owners together with a statement (if any) that the Charterers have failed to remedy such default within any applicable grace period.

4.	The Owners may make more than one demand under this Performance Guarantee

5.
Our obligations under this Performance Guarantee shall not be affected by any act, omission, matter or thing, which, but for this paragraph would reduce, release or prejudice any of our obligations under this Performance Guarantee (without limitation and whether or not known to it or to ourselves), including:

(a)	any waiver, release or consent granted to, or composition with the Charterers or any other person;

(b)	any incapacity or lack of power, authority or legal personality of or dissolution or change in the legal or beneficial ownership, the members or status of the Charterers or any other person;

(c)	any amendment or variation, however fundamental, to the terms and conditions of the Bareboat Charter Party;

(d)	any unenforceability, illegality or invalidity of any obligation under the Bareboat Charter Party; or

(e)
any insolvency, bankruptcy, reorganization, reconstruction, rehabilitation, liquidation or amalgamation of the Charterers, or appointment of any receiver, administrative receiver or administrator of any of the Charterers’ assets, or any other similar proceedings.

We hereby waive (a) any right we may have of first requiring the Owners to take any action, obtain any judgment or enforce any other rights against the Charterers before claiming from us under this Performance Guarantee, save that a demand must first be made against the Charterers and (b) to the extent permitted by law, all defences of a surety to which we may be entitled by statute or otherwise, including, protest, presentment, demand for performance, notice of default or non-performance and notice of dishonour.

6.
All payments under this Performance Guarantee shall be made in full without set off or deduction. If any tax or other sum must be deducted from any amount payable by ourselves under this Performance Guarantee, we shall pay such additional amounts as are necessary to ensure that the Owners receive a net amount equal to the full amount they would have received before such deductions.

7.
The provisions of Clause 34 (Notices) of the Bareboat Charter Party shall apply (mutatis mutandis) to this Performance Guarantee as if it were set out in full with references to this Performance Guarantee substituted for references to the Bareboat Charter Party and with references to us as Guarantor substituted for references to the Charterers.

8.
This Performance Guarantee shall be binding upon the undersigned, its successors and assignees and shall inure to the benefit of and be enforceable by the Owners, their successors and assignees. We shall have no right to delegate nor assign any of the obligations or liabilities undertaken in this Performance Guarantee without the prior written consent of the Owners.

9.
If, at any time, any provision of this Performance Guarantee is or becomes illegal, invalid or unenforceable in any respect under any law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions of this Performance Guarantee under the law of that jurisdiction nor the legality, validity or enforceability of such provision under the law of any other jurisdiction will in any way be affected or impaired.

10.	This Performance Guarantee is intended to create legal relations between us.

11.	We make the following representations and warranties:

(a)	we are a corporation, duly incorporated or formed and validly existing under the laws of our jurisdiction of incorporation or formation;

(b)
the obligations expressed to be assumed by us in this Performance Guarantee are, subject to any general principles of law or equity limiting our obligations which are applicable to creditors generally, legal, valid, binding and enforceable obligations;

(c)	the entry into and performance by us of this Performance Guarantee do not and will not:

(i)
conflict with any law or regulation applicable to us, our constitutional documents or any agreement or instrument binding upon us or any of our assets, subject to any general principles of law limiting our obligations which are applicable to creditors generally; or

(ii)
constitute a default or termination event (however described) under any agreement or instrument binding on us or any of our assets which would have a material adverse effect on our ability to perform our payment obligations under this Performance Guarantee; and

(d)
subject to any general principles of law limiting our obligations which are applicable to creditors generally, all authorisations necessary for us to enter into and perform this Performance Guarantee have been obtained and are in full force and effect.

12.	Subject to the provisions of this Performance Guarantee, in no circumstances whatsoever shall our liability hereunder exceed the liability of the Charterers under the Bareboat Charter Party.

13.	This Performance Guarantee and any non-contractual obligations arising from or in connection with it shall be governed by and construed in accordance with English law.

14.
Clause 33 (Bimco Dispute Resolution Clause 2017) of the Bareboat Charter Party shall apply to this Performance Guarantee as if it was expressly incorporated in this Performance Guarantee with any necessary modifications.

Yours faithfully,

Performance Shipping Inc.

By:	/s/ Andreas Nikolaos Michalopoulos
Name: Andreas Nikolaos Michalopoulos
Title: Director / Chief Executive Officer

By our execution of this Performance Guarantee we agree to the terms of this Performance Guarantee and to be bound by it.

Dated: 05 March 2025

Acknowledged and agreed by:

T.A.C.K. SHIPPING, S.A.

By:	/s/ Takayuki Hanada
Name: Takayuki Hanada
Title: Representative Director / Treasurer

Dated: 05 March 2025